                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 4)(1)



                               SAPIENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
CUSIP NO. 803062 10 8             SCHEDULE 13G               Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jerry A. Greenberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                         5.      SOLE VOTING POWER

  NUMBER OF                      12,215,932 shares
   SHARES                -------------------------------------------------------
BENEFICIALLY             6.      SHARED VOTING POWER
  OWNED BY
    EACH                         6,202,870 shares. (Comprised of 6,186,070
 REPORTING                       shares held by The Jerry A. Greenberg Eight
  PERSON                         Year Qualified Annuity Trust 1996 and 16,800
   WITH:                         shares held by The Jerry A. Greenberg
                                 Charitable Foundation, of which Mr. Greenberg
                                 and Mr. Samuel C. Sichko are trustees and over
                                 which Mr. Greenberg and Mr. Sichko share
                                 voting control.)
                         -------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER

                                 12,215,932 shares
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 8,932,627 shares. (Comprised of 2,130,030
                                 shares held by The Jerry A. Greenberg Remainder Trust 1996, 6,186,070 shares held by The Jerry
                                 A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 and 16,800 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg and Mr. Samuel C. Sichko are trustees of each of these trusts and share dispositive power over the shares held by the trusts.)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,148,559 shares (Includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 6,186,070 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, and 16,800 shares held by the Jerry A. Greenberg Charitable Foundation.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         17.4%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON *

         IN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP NO. 803062 10 8             SCHEDULE 13G               Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Samuel C. Sichko, Esq.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                         5.      SOLE VOTING POWER

  NUMBER OF                      599,727 shares held by The Jerry A. Greenberg
   SHARES                        Charitable Lead Annuity Trust - 2000. Mr.
BENEFICIALLY                     Sichko is a co-trustee of, and has sole voting
  OWNED BY                       control over, the trust.12,215,932 shares
    EACH                 -------------------------------------------------------
 REPORTING               6.      SHARED VOTING POWER
  PERSON
   WITH:                         8,332,900 shares. (Comprised of 6,186,070
                                 shares held by The Jerry A. Greenberg Eight
                                 Year Qualified Annuity Trust 1996 and 16,800
                                 shares held by The Jerry A. Greenberg
                                 Charitable Foundation, of which Mr. Greenberg
                                 and Mr. Sichko are the co-trustees and over
                                 which Mr. Greenberg and Mr. Sichko share voting
                                 control, and 2,130,030 shares held by The Jerry
                                 A. Greenberg Remainder Trust 1996.)
                         -------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER

                                 0 shares
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 8,932,627 shares (Comprised of 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 6,186,070 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 16,800 shares held by The Jerry A. Greenberg Charitable Foundation and 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000. Mr. Greenberg and Mr. Sichko are trustees of each of these trusts and share dispositive power over the shares held by the trusts.)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,932,627 shares (Comprised of 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 6,186,070 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 16,800 shares held by The Jerry A. Greenberg Charitable Foundation and 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 or The Jerry A. Greenberg Charitable Foundation and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.4%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON *

         IN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP NO. 803062 10 8             SCHEDULE 13G               Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                         5.      SOLE VOTING POWER

  NUMBER OF                      6,186,070 shares (voting control over these
   SHARES                        shares is shared by Mr. Greenberg WITH and Mr.
BENEFICIALLY                     Sichko, co-trustees of the trust).
  OWNED BY               -------------------------------------------------------
    EACH                 6.      SHARED VOTING POWER
 REPORTING
  PERSON                         0 shares
   WITH:                 -------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER

                                 6,186,070 shares (dispositive control over
                                 these shares is shared by Mr. Greenberg and Mr. Sichko, the co-trustees of the trust).
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,186,070 shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.1%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON *

         OO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8                                        Page 5 of 9 Pages

ITEM 1(a)         NAME OF ISSUER:

                  Sapient Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

ITEM 2(a)         NAME OF PERSON FILING:

                  Jerry A. Greenberg for himself and on behalf of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, and The Jerry A. Greenberg Charitable Foundation; Samuel C. Sichko, Esq.; and The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Jerry A. Greenberg
                  c/o Sapient Corporation
                  One Memorial Drive
                  Cambridge, MA  02142

                  Samuel C. Sichko
                  c/o Peckham, Lobel, Casey, Prince & Tye LLP
                  585 Commercial Street
                  Boston, MA  02109-1024

                  The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
                 receives correspondence c/o Mr. Sichko.

ITEM 2(c)         CITIZENSHIP:

                  Both Mr. Greenberg and Mr. Sichko are citizens of the United States of America.

                  The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share.

CUSIP NO. 803062 10 8                                        Page 6 of 9 Pages

ITEM 2(E)         CUSIP NUMBER:

                  803062 10 8

ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not applicable.

ITEM 4            OWNERSHIP:

                           (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Greenberg has or shares voting or investment control over 21,148,559 shares. (Includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 6,186,070 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 and 16,800 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a trustee of each of these trusts.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                           Mr. Sichko is a trustee of each of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Charitable Lead Annuity Trust
                           - 2000 and the Jerry A. Greenberg Charitable
                           Foundation and as such has or shares voting or investment control over 8,932,627 shares. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.

                           The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds 6,186,070 shares.

                           (b)      PERCENT OF CLASS:

                           Mr. Greenberg has or shares voting or investment control over shares representing 17.4% of the issuer's outstanding common stock.

                           Mr. Sichko has or shares voting or investment control over shares representing 7.4% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.

                           The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds shares representing 5.1% of the issuer's outstanding common stock.

CUSIP NO. 803062 10 8                                        Page 7 of 9 Pages

                           (c)      NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                            (i)  sole power to vote or to direct
                                            the vote:

                                            Mr. Greenberg has the sole power to
                                            direct the vote of 12,215,932
                                            shares.

                                            Mr. Sichko has the sole power to
                                            direct the vote of the 599,727
                                            shares held by The Jerry A.
                                            Greenberg Charitable Lead Annuity
                                            Trust - 2000. Mr. Sichko is a
                                            co-trustee of, and has sole voting
                                            control over, the trust.

                                            (ii)  shared power to vote or to
                                            direct the vote:

                                            Mr. Greenberg and Mr. Sichko share
                                            voting control over the 6,186,070
                                            shares held by The Jerry A.
                                            Greenberg Eight Year Qualified
                                            Annuity Trust 1996 and the 16,800
                                            shares held by The Jerry A.
                                            Greenberg Charitable Foundation, of
                                            which Mr. Greenberg and Mr. Sichko
                                            are trustees. Mr. Sichko shares
                                            voting control over the 2,130,030
                                            shares held by The Jerry A.
                                            Greenberg Remainder Trust 1996.

                                            (iii)  sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Greenberg has sole power to
                                            dispose of 12,215,932 shares.

                                            Mr. Sichko has the sole power to
                                            dispose of 0 shares.

                                            (iv)  shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Greenberg and Mr. Sichko share
                                            dispositive power over 8,932,627
                                            shares. (Consists of 2,130,030
                                            shares held by The Jerry A.
                                            Greenberg Remainder Trust 1996,
                                            6,186,070 shares held by The Jerry
                                            A. Greenberg Eight Year Qualified
                                            Annuity Trust 1996, 599,727 shares
                                            held by The Jerry A. Greenberg
                                            Charitable Lead Annuity Trust - 2000
                                            and 16,800 shares held by The Jerry
                                            A. Greenberg Charitable Foundation.
                                            Mr. Greenberg and Mr. Sichko are
                                            trustees of each of these trusts.)

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  During the term of The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, Mr. Greenberg is the only beneficiary of such trust.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

CUSIP NO. 803062 10 8                                        Page 8 of 9 Pages

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  Not applicable.

CUSIP NO. 803062 10 8                                       Page 9 of 9 Pages


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:            February 14, 2001

                                        /s/ Jerry A. Greenberg
                                       -----------------------------------------
                                       Jerry A. Greenberg, individually and as a
                                       trustee of The Jerry A. Greenberg
                                       Remainder Trust 1996, The Jerry A.
                                       Greenberg Eight Year Qualified Annuity
                                       Trust 1996, The Jerry A. Greenberg
                                       Charitable Lead Annuity Trust - 2000 and
                                       The Jerry A. Greenberg Charitable
                                       Foundation

                                        /s/ Samuel C. Sichko
                                       -----------------------------------------
                                       Samuel C. Sichko, as a trustee of The
                                       Jerry A. Greenberg Remainder Trust 1996,
                                       The Jerry A. Greenberg Eight Year
                                       Qualified Annuity Trust 1996, The Jerry
                                       A. Greenberg Charitable Lead Annuity
                                       Trust - 2000 and The Jerry A. Greenberg
                                       Charitable Foundation